                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 033-56885


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2003

PROSPECTUS

                                 [HARSCO LOGO]

                                  $150,000,000

                               HARSCO CORPORATION
                                 % SENIOR NOTES DUE 2013
                               ------------------
     The notes will bear interest at the rate of      % per year and will mature
on September   , 2013. Interest on the notes is payable on                and
               of each year, beginning on           , 2004. The notes will not
be redeemable prior to maturity and will not be subject to any sinking fund. The notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness.

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.
                               ------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                               ------------------

                                                                 PER NOTE                TOTAL
                                                              --------------         --------------
Public Offering Price                                               %                $
Underwriting Discount                                               %                $
Proceeds to Harsco (before expenses)                                %                $

     Interest on the notes will accrue from September   , 2003 to the date of
delivery.
                               ------------------
     The underwriters expect to deliver the notes to purchasers on or about
September   , 2003. The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company.
                               ------------------
CITIGROUP                                                               JPMORGAN
                               ------------------
THE ROYAL BANK OF SCOTLAND
                            SUNTRUST ROBINSON HUMPHREY
                                                   WACHOVIA SECURITIES
September   , 2003

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE COVER OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER TO SELL THE NOTES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Cautionary Statement Concerning Forward-Looking
  Information...............................................   ii
Summary of the Offering.....................................    1
Risk Factors................................................    2
The Company.................................................    8
Ratios of Earnings to Fixed Charges.........................    9
Use of Proceeds.............................................    9
Capitalization..............................................   10
Summary Historical Consolidated Financial Data..............   11
Description of the Notes....................................   13
Where You Can Find More Information.........................   21
Incorporation by Reference..................................   21
Certain United States Federal Income Tax Considerations.....   22
Underwriting................................................   26
Legal Matters...............................................   27
Experts.....................................................   27

                        CAUTIONARY STATEMENT CONCERNING
                          FORWARD-LOOKING INFORMATION

     The nature of our operations and the many countries in which we operate subject us to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we provide the following cautionary remarks regarding important factors which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein, and in the documents incorporated by reference into this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology.

     We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These include, but are not limited to:

     - changes in the worldwide business environment in which we operate, including general economic conditions;

     - changes in currency exchange rates, interest rates and capital costs;

     - changes in the performance of equity and bond markets that could affect the valuation of the assets in our pension plans and the accounting for pension assets, liabilities and expense;

     - changes in governmental laws and regulations, including taxes and import tariffs;

     - market and competitive changes, including pricing pressures, market demand and acceptance for new products, services and technologies;

     - unforeseen business disruptions in one or more of the 43 countries in which we operate due to political instability, civil unrest, armed hostilities or other calamities; and

     - other risk factors listed from time to time in our SEC reports.

     We caution you that these factors may not be exhaustive and many of these factors are beyond our ability to control or predict. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward-looking statements after the date of this prospectus.

                            SUMMARY OF THE OFFERING

     This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in the notes. You should read the entire prospectus.

Issuer........................   Harsco Corporation, a Delaware corporation.

Notes Offered.................   $150,000,000 in aggregate principal amount of
                                      % Senior Notes due 2013.

Issue Price...................   The notes will be issued at a price of      %
                                 of their principal amount, which is $     per
                                 note, plus accrued interest from           ,
                                 2003.

Maturity Date.................   September   , 2013.

Ranking.......................   The notes will be our general unsecured
                                 obligations ranking equally with all our other existing and future senior unsecured indebtedness and senior in right of payment to all of our future subordinated indebtedness.

Interest......................   The notes will bear interest at a fixed annual
                                 rate of      %, to be paid semi-annually, in
                                 arrears, in cash on           and           of
                                 each year, beginning on           , 2004.
                                 Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Sinking Fund..................   None.

Redemption....................   We may not redeem the notes prior to the
                                 maturity date.

Restrictive Covenants.........   We have agreed to observe certain restrictive
                                 covenants, including covenants with respect to sales and leasebacks, mergers and consolidations, transfers of principal facilities to subsidiaries and the creation of secured debt.

Events of Default.............   If there is an event of default on the notes,
                                 the principal amount, plus all accrued and unpaid interest thereon to the date of acceleration, may be declared immediately due and payable, subject to certain conditions set forth in the indenture. These amounts automatically become due and payable in the case of bankruptcy or insolvency events of default.

Use of Proceeds...............   The net proceeds of this offering will be used
                                 to repay in full the outstanding principal and accrued and unpaid interest, if any, on our 6%
                                 Notes due September 15, 2003.

DTC Eligibility...............   The notes will be issued in book-entry form
                                 only and will be represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company in New
                                 York, New York (DTC). Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants.
                                 Such interests may not be exchanged for
                                 definitive securities, except in limited circumstances.

Trading.......................   The notes will not be listed on any securities
                                 exchange or included in any quotation system.

                                  RISK FACTORS

     You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, including the documents incorporated by reference, before you decide whether to purchase our notes. Any of the following risks, if they materialize, could adversely affect our business, financial condition and operating results. As a result, the trading price of our notes could decline or we may be unable to service our obligations under our indebtedness and you could lose all or part of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also adversely affect our business and results of operations.

RISKS RELATING TO OUR BUSINESS

  CYCLICAL INDUSTRY AND ECONOMIC CONDITIONS MAY ADVERSELY AFFECT OUR BUSINESS.

     Our businesses are vulnerable to general economic slowdowns and cyclical conditions in the industries we serve. In particular,

     - Our mill services business may be adversely affected by slowdowns in steel mill production, continued excess capacity, continued consolidation or bankruptcy of steel producers (including some of our customers) or a reversal or slowing of current outsourcing trends in the steel industry;

     - Our access services business may be adversely affected by slowdowns in non-residential construction and annual industrial and building maintenance cycles;

     - Our gas and fluid control business may be adversely affected by slowdowns in demand for consumer barbecue grills, reduced industrial production or lower demand for natural gas vehicles and products for the natural gas drilling and transmission industry;

     - Our industrial grating business may be adversely affected by slowdowns in non-residential construction and industrial production;

     - Our railway track maintenance business may be adversely affected by developments in the railroad industry that lead to lower capital spending; and

     - Our industrial abrasives and roofing granules business may be adversely affected by slower home resales or economic conditions that slow the rate of residential roof replacement.

 OUR PENSION EXPENSE IS DIRECTLY AFFECTED BY THE PERFORMANCE OF THE EQUITY AND BOND MARKETS AND NEGATIVE CHANGES IN THOSE MARKETS COULD ADVERSELY AFFECT OUR FUTURE EARNINGS AND CASH FLOWS.

     We have defined benefit pension plans throughout the world. The largest of these plans are in the United Kingdom and the United States. Changes in the performance of the equity and fixed income markets, particularly in the United Kingdom and the United States, impact actuarial assumptions used in determining annual pension expense, pension liabilities and the valuation of the assets in our pension plans. Over the past three years, declining market prices of equities have reduced returns on our pension assets. At the same time, lower interest rates, while improving returns on the fixed income portion of our pension plan assets, have led to a decrease in the discount rates used in the actuarial assumptions we use in determining annual pension expense, resulting in a substantial increase in our pension liabilities. This resulted in an increase in pre-tax pension expense of approximately $8.8 million for the first six months of 2003 compared with the first six months of 2002, and is expected to result in a pre-tax increase in pension expense of approximately $18 million in calendar year 2003 compared with 2002. Should this trend in market conditions continue, our pension expense would likely increase and could result in an additional reduction to shareholders' equity. In addition, if interest rates and asset values continue to decline, such declines will likely increase our funding obligations to our plans, which could have a material adverse effect on our liquidity. For additional information concerning our pension liabilities, see "Quantitative and Qualitative Disclosures about Market Risk" in our quarterly report on Form 10-Q for the quarter ended June 30, 2003, which is incorporated by reference into this prospectus.

 OUR GLOBAL PRESENCE SUBJECTS US TO A VARIETY OF RISKS ARISING FROM DOING BUSINESS IN FOREIGN COUNTRIES.

     We operate in over 400 locations in 43 countries, including the United States. Our global footprint exposes us to a variety of risks that may adversely affect our results of operations, cash flows or financial position. These include:

     - periodic economic downturns in the countries in which we do business;

     - fluctuations in currency exchange rates;

     - customs matters and changes in trade policy or tariff regulations;

     - imposition of or increases in currency exchange controls and hard currency shortages;

     - changes in regulatory requirements in the countries in which we do business;

     - higher tax rates and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and "double taxation";

     - longer payment cycles and difficulty in collecting accounts receivable;

     - complications in complying with a variety of foreign laws and regulations;

     - political, economic and social instability, civil unrest and armed hostilities in the countries in which we do business;

     - inflation rates in the countries in which we do business;

     - laws in various foreign jurisdictions that limit the right and ability of foreign subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met; and

     - uncertainties arising from local business practices, cultural considerations and international political and trade tensions.

     If we are unable to successfully manage the risks associated with managing and expanding our global business, our business, financial condition and results of operations may suffer.

     We also have operations in several countries in the Middle East, including Bahrain, Egypt, Saudi Arabia, United Arab Emirates and Qatar, which are geographically close to Iraq and other countries with a continued high risk of armed hostilities. During the first six months of 2003 and the year ended December 31, 2002, these countries contributed approximately $7.9 million and $15 million, respectively, to our operating income. Additionally, we have operations in and sales to countries that have encountered outbreaks of Severe Acute Respiratory Syndrome (SARS), AIDS and other communicable diseases. Should these outbreaks worsen or spread to other countries, we may be negatively impacted through reduced sales to these countries.

 EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

     Fluctuations in foreign exchange rates between the U.S. dollar and the approximately 35 other currencies in which we conduct business may adversely affect our operating income and income from continuing operations in any given fiscal period. Approximately 58% and 54% of our sales and approximately 64% and 58% of our operating income from continuing operations for the six months ended June 30, 2003 and the year ended December 31, 2002, respectively, were derived from our operations outside the United States. Given the structure of our revenues and expenses, an increase in the value of the U.S. dollar relative to the foreign currencies in which we earn our revenues generally has a negative impact on our operating income, whereas a decrease in the value of the U.S. dollar tends to have the opposite effect. Our principal foreign currency exposures are to the British pound sterling and the euro.

     Compared with the six months ended June 30, 2002, the values of the following major currencies changed as follows in relation to the U.S. dollar during the six months ended June 30, 2003, impacting our sales and income:

    - British pound sterling      Strengthened  by   10%
    - Euro                        Strengthened  by   19%
    - South African rand          Strengthened  by   27%
    - Brazilian real              Weakened      by   29%

     Our foreign currency exposures increase the risk of income statement, balance sheet and cash flow volatility. If the above currencies change materially in relation to the U.S. dollar, our financial position, results of operations, or cash flows may be materially adversely affected.

     In addition, competitive conditions in our manufacturing businesses may limit our ability to increase product price in the face of adverse currency movements. Products manufactured in the United States for the domestic and export markets may be affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress demand for these products and reduce sales and cause us to experience translation losses due to the revaluation of accounts payable, accounts receivable and other asset and liability accounts.

     Although we engage in forward exchange contracts and other hedging strategies to mitigate foreign exchange risk, our hedging strategies may not be successful or may fail to offset the risk.

 NEGATIVE ECONOMIC CONDITIONS MAY ADVERSELY AFFECT THE ABILITY OF OUR CUSTOMERS TO MEET THEIR OBLIGATIONS TO US ON A TIMELY BASIS.

     If the current downturn in the economy persists, it may adversely affect the ability of our customers to meet their obligations to us on a timely basis and could result in additional bankruptcy filings by our customers. If our customers are unable to meet their obligations to us on a timely basis, it could adversely impact the realizability of receivables, the valuation of inventories and the valuation of long-lived assets across our businesses, as well as negatively affect the forecasts used in performing our goodwill impairment testing under SFAS No. 142, "Goodwill and Other Intangible Assets." If we determine that goodwill or assets are impaired or that inventories or receivables cannot be realized at projected rates, we will be required to record a write-down in the period of determination, which will reduce our net income for that period.

 A NEGATIVE OUTCOME ON PERSONAL INJURY CLAIMS AGAINST US MAY ADVERSELY AFFECT OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.

     We have been named as one of many defendants (approximately 90 or more in most cases) in legal actions alleging personal injury from exposure to airborne asbestos. As of June 30, 2003, there were approximately 38,740 open personal injury claims against us, of which 3,330 were filed in the quarter ended June 30, 2003. In their suits, the plaintiffs have named as defendants many manufacturers, distributors and repairers of numerous types of equipment or products that may involve asbestos. Most of these complaints contain a standard claim for damages of $20 million or more against the named defendants. As of June 30, 2003, we have obtained dismissal by stipulation, or summary judgment prior to trial, in all cases that have proceeded to trial (approximately 663 dismissals). We have not paid any amounts in settlement of these cases, with the exception of two settlements totaling less than $10,000 paid by our insurance carrier prior to 1998. However, if we were found to be liable in any of these actions and our liability were to exceed our insurance coverage, our results of operations, cash flows and financial condition could be adversely affected. For more information concerning these litigations, see "Notes to Consolidated Financial Statements -- Commitments and Contingencies -- Other" in our quarterly report on Form 10-Q for the quarter ended June 30, 2003, which is incorporated by reference into this prospectus.

 WE MAY LOSE CUSTOMERS OR BE REQUIRED TO REDUCE PRICES AS A RESULT OF
 COMPETITION.

     The industries in which we operate are highly competitive. Our manufacturing businesses compete with companies that manufacture similar products internationally. Certain international competitors export their products into the United States and sell them at lower prices due to lower labor costs and government subsidies for exports. Such prices may limit the prices we can charge for our products and services. Additionally, unfavorable foreign exchange rates can adversely impact our ability to match the prices charged by our foreign competitors. If we are unable to match the prices charged by our foreign competitors, we may lose customers.

 INCREASES IN ENERGY PRICES COULD INCREASE OUR OPERATING COSTS AND REDUCE OUR PROFITABILITY.

     Worldwide political and economic conditions, among other factors, may result in an increase in the volatility of energy costs, both on a macro basis and for us specifically. Historically, direct energy costs have approximated between 2.5% to 3.5% of our revenue. To the extent that we cannot pass any increase in such costs to our customers, our operating income and results of operations may be adversely affected.

 FEDERAL EXCISE TAX LIABILITIES RELATED TO OUR FIVE-TON TRUCK CONTRACT MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND CASH FLOWS.

     We are currently involved in litigation with the IRS over the proper treatment under the Federal Excise Tax (FET) law of certain cargo truck models sold by us (under a 1986 contract) to the United States Army. The IRS claims that certain cargo trucks sold by us were taxable under the FET law. If the cargo trucks are ultimately held to be taxable, the net maximum liability for us would be $5.8 million plus penalties and applicable interest estimated as of June 30, 2003 to be $12.4 million and $68.1 million, respectively (net of the Army's contribution of $24.6 million toward payment of the tax). If we do not prevail in this litigation, it could have a material adverse effect on our quarterly or annual results of operations and cash flows. For more information concerning this litigation, see "Notes to Consolidated Financial
Statements -- Commitments and Contingencies -- Federal Excise Tax and Other Matters Related to the Five-Ton Truck Contract" in our quarterly report on Form 10-Q for the quarter ended June 30, 2003, which is incorporated by reference into this prospectus.

 WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL LAWS AND THE SUCCESS OF EXISTING OR FUTURE ENVIRONMENTAL CLAIMS AGAINST US COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND CASH FLOWS.

     Our operations subject us to various federal, state, local and foreign laws, regulations and ordinances relating to the protection of health, safety and the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, the cleaning up of contaminated sites and the maintenance of a safe work place. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or exposure to, hazardous materials. We could incur substantial costs as a result of non-compliance with or liability for cleanup or other costs or damages under these laws. We may be subject to more stringent environmental laws in the future, and our compliance with more stringent environmental requirements may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

     We are currently involved in a number of environmental remediation investigations and clean-ups and, along with other companies, have been identified as a "potentially responsible party" for certain waste disposal sites under the federal "Superfund" law. At several sites, we currently are conducting environmental remediation, and it is probable that we will agree to make payments toward funding certain other of these remediation activities. It also is possible that some of these matters will be decided unfavorably to us and that other sites requiring remediation will be identified. Each of these matters is subject to various uncertainties and our financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. We have evaluated our potential liability and our consolidated balance sheet at both June 30, 2003 and December 31, 2002 includes an accrual of $3.2 million for environmental matters. The amounts charged against pre-tax earnings related to environmental matters totaled $0.6 million and $0.2 million for the first six months of 2003 and 2002, respectively. The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future periods may be greater than the estimates, given inherent uncertainties in evaluating environmental exposures.

 RESTRICTIONS IMPOSED BY OUR CREDIT FACILITIES AND OUTSTANDING NOTES MAY LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING OR TO PURSUE BUSINESS OPPORTUNITIES.

     Our credit facilities and certain notes payable agreements contain covenants requiring a minimum net worth of $475 million and a maximum debt to capital ratio of 60%. These covenants limit the amount of debt we may incur, which could limit our ability to obtain additional financing or to pursue business opportunities. In addition, our ability to comply with these ratios may be affected by events beyond our control. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under these credit facilities. In the event of any default under these credit facilities, the lenders under those facilities could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, which would cause an event of default under the notes. This could in turn trigger an event of default under the cross-default provisions of our other outstanding indebtedness. At June 30, 2003, we were in compliance with these covenants and $336.5 million in indebtedness containing these covenants was outstanding.

 HIGHER THAN EXPECTED CLAIMS UNDER INSURANCE POLICIES, UNDER WHICH WE RETAIN A PORTION OF RISK, COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND CASH FLOWS.

     We retain a significant portion of the risk for property, workers' compensation, automobile, general and product liability losses. In consultation with third-party actuarial professionals, reserves have been recorded which reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions that are based on our history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends in insurance law. At June 30, 2003 and December 31, 2002, we recorded liabilities of $68.3 million and $65.0 million, respectively, related to both asserted as well as unasserted insurance claims. If actual claims are higher than those projected by management, an increase to our insurance reserves may be required and would be recorded as a charge to income in the period the need for the change was determined.

 THE SEASONALITY OF OUR BUSINESS MAY CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.

     We have historically generated the majority of our cash flows in our third and fourth quarters, as our business tends to follow seasonal patterns. If we are unable to successfully manage the cash flow and other effects of seasonality on our business, our results of operations may suffer.

RISKS RELATING TO THE NOTES

 OUR EXISTING AND FUTURE INDEBTEDNESS MAY LIMIT CASH FLOW AVAILABLE TO INVEST IN THE ONGOING NEEDS OF OUR BUSINESS, WHICH COULD PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

     After giving effect to this notes offering and the repayment of our 6% Notes due September 15, 2003, our total pro forma indebtedness at June 30, 2003 would have been approximately $649.1 million and our ratio of earnings to fixed charges for the six months ended June 30, 2003 would have been approximately 2.85:1. Additionally, we have the ability under our existing credit facilities to incur substantial additional indebtedness in the future. Our level of indebtedness could have important consequences to you. For example, it could:

     - require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

     - increase our vulnerability to adverse economic or industry conditions;

     - limit our ability to obtain additional financing in the future to enable us to react to changes in our business or industry; or

     - place us at a competitive disadvantage compared to businesses in our industry that have less indebtedness.

Additionally, any failure to comply with covenants in the instruments governing our debt could result in an event of default which, if not cured or waived, would have a material adverse effect on us.

 TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL. WE ALSO DEPEND ON THE BUSINESS OF OUR SUBSIDIARIES TO SATISFY OUR CASH NEEDS. IF WE CANNOT GENERATE THE REQUIRED CASH, WE MAY NOT BE ABLE TO MAKE THE NECESSARY PAYMENTS UNDER THE NOTES.

     Our ability to make payments on our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We also depend on the business of our subsidiaries to satisfy our cash needs. Changes in the laws of foreign jurisdictions in which we operate may adversely affect the ability of some of our foreign subsidiaries to expatriate funds to us. Additionally, our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. We cannot assure you that our business will generate sufficient cash flow from our operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs and make necessary capital expenditures.

 THE NOTES ARE EFFECTIVELY SUBORDINATED TO ANY OF OUR SECURED INDEBTEDNESS AND TO THE INDEBTEDNESS AND OTHER LIABILITIES OF OUR SUBSIDIARIES.

     The notes will be senior unsecured obligations and will rank equal in right of payment to all of our other senior unsecured indebtedness. However, the notes will be effectively subordinated to (a) any of our secured indebtedness to the extent of the collateral securing such indebtedness and (b) the liabilities of our subsidiaries. In particular, claims of creditors of our subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness or guarantees issued by our subsidiaries, will generally have priority with respect to the assets and earnings of those subsidiaries over the claims of our creditors, including holders of the notes, even if the obligations of our subsidiaries do not rank in priority over the notes. At June 30, 2003, our subsidiaries had approximately $393.9 million of indebtedness (excluding intercompany indebtedness).

 BECAUSE THERE IS NO ESTABLISHED TRADING MARKET FOR THE NOTES, YOU MAY NOT BE ABLE TO RESELL YOUR NOTES.

     Although the notes have been registered under the Securities Act, they will not be listed on any securities exchange or included in any quotation system and therefore will constitute a new issue of securities with no established trading market. We cannot assure you as to:

     - the liquidity of any trading market that may develop;

     - the ability of holders to sell their notes; or

     - the price at which holders would be able to sell their notes.

     We understand that the underwriters presently intend to make a market in the notes. However, they are not obligated to do so, and any market-making activity with respect to the notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the offering of the notes. We cannot assure you that an active trading market will exist for the notes or that any trading market that does develop will be liquid.

     Even if a trading market were to develop, the notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

                                  THE COMPANY

     We are a diversified, multinational provider of market-leading industrial services and engineered products. Our operations fall into three reportable segments: Mill Services, Access Services and Gas and Fluid Control, plus an "all other" category labeled Other Infrastructure Products and Services. We operate in over 400 locations in 43 countries, including the United States.

     Our principal lines of business and related principal business drivers are as follows:

LINE OF BUSINESS                           PRINCIPAL BUSINESS DRIVERS
----------------                           --------------------------
Outsourced, on-site mill services........  Steel mill production and capacity utilization
                                           Outsourcing of services by mills
Scaffolding, forming and shoring and
  other access services..................  Non-residential construction
                                           Annual industrial and building
                                           maintenance cycles
Gas control and containment products
       Cryogenic containers and
          industrial cylinders...........  General industrial production and industrial gas production
       Valves............................  Use of industrial, fuel and refrigerant gases
                                           Respiratory care
                                           Consumer barbeque grills
       Propane tanks.....................  Use of propane as a primary and/or backup fuel
       Filament-wound composite
          cylinders......................  Self-contained breathing apparatus (SCBA)
                                           market
                                           Natural gas vehicle (NGV) market
       Air-cooled heat exchangers........  Natural gas drilling and transmission
Railway track maintenance services and
  equipment..............................  Railway track maintenance-of-way capital spending
                                           Track maintenance and build outsourcing
Industrial grating products..............  Industrial production
                                           Non-residential construction
Industrial abrasives and roofing
  granules...............................  Residential roof replacement
                                           Home resales
                                           Severe weather
Powder processing equipment and heat
  transfer products......................  Industrial production

     We are incorporated in Delaware. Our principal executive offices are located at 350 Poplar Church Road, Camp Hill, PA 17011 and our telephone number is (717) 763-7064.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table shows our ratios of earnings to fixed charges for the fiscal years indicated and for the six months ended June 30, 2003. Earnings consist of income from continuing operations before income taxes, minority interest in consolidated subsidiaries and income or loss from equity investees, plus fixed charges, amortization of capitalized interest and distributed income of equity investees, less interest expense capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest charges, interest expense for equity companies whose debt is guaranteed and the portion of rent expense under operating leases representing interest, which is estimated to be 33% of rent expense.

                                                                    YEAR ENDED DECEMBER 31
                                      SIX MONTHS ENDED   --------------------------------------------
                                       JUNE 30, 2003     2002   2001(A)   2000(A)   1999(A)   1998(A)
                                      ----------------   ----   -------   -------   -------   -------
Consolidated Ratio of Earnings to
  Fixed Charges.....................        2.83         3.03    2.61      3.23      4.64      6.99

---------------

(a) In order to comply with the Financial Accounting Standards Board (FASB) Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," 2001, 2000, 1999 and 1998 information has been reclassified for comparative purposes.

                                USE OF PROCEEDS

     We expect to receive net proceeds from the sale of the notes in this
offering of approximately $          . We will use these net proceeds to repay
in full the outstanding principal and accrued and unpaid interest on the maturity date for our outstanding 6% Notes due September 15, 2003.

                                 CAPITALIZATION

     The following table sets forth our cash position and capitalization at June 30, 2003 on a historical basis and on an as adjusted basis to reflect the issuance and sale of the notes in this offering and the application of the net proceeds from the sale of the notes to repay at maturity our 6% Notes due September 15, 2003. The information below is only a summary and should be read in conjunction with the financial information incorporated by reference in this prospectus. As of the date of this prospectus, there has been no material change in our consolidated capitalization since June 30, 2003.

                                                                   (IN THOUSANDS)
                                                                AS OF JUNE 30, 2003
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
CASH AND CASH EQUIVALENTS...................................  $   63,975   $   63,975
                                                              ==========   ==========
LONG-TERM DEBT (INCLUDING CURRENT PORTION)
  7.25% British pound sterling-denominated notes due October
     27, 2010...............................................     325,744      325,744
  Faber Prest loan notes due October 31, 2008 with interest
     based on sterling LIBOR minus .75% (2.8% at June 30,
     2003 and 3.2% at December 31, 2002)....................       9,510        9,510
  Industrial Development Bonds, payable in varying amounts
     from 2004 to 2011 with a weighted average interest rate
     of 1.8% at June 30, 2003 and 2.4% at December 31,
     2002...................................................      10,000       10,000
  Commercial Paper borrowings, with a weighted average
     interest rate of 1.5% at June 30, 2003 and 2.3% at
     December 31, 2002(a)...................................      92,844       93,979
  6% Notes due September 15, 2003(b)........................     150,000            0
  Other financing payable in varying amounts to 2007 with a
     weighted average interest rate of 5.7% at June 30, 2003
     and 6.0% at December 31, 2002..........................      44,218       44,218
      % Senior Notes due September   , 2013.................           0      150,000
                                                              ----------   ----------
  TOTAL.....................................................     632,316      633,451
  Less current maturities...................................       9,791        9,791
                                                              ----------   ----------
TOTAL LONG-TERM DEBT........................................  $  622,525   $  623,660
                                                              ----------   ----------
SHAREHOLDERS' EQUITY:
  Common stock..............................................  $   83,988   $   83,988
  Additional paid-in capital................................     115,105      115,105
  Accumulated other comprehensive expense...................    (192,809)    (192,809)
  Retained earnings.........................................   1,313,656    1,313,656
  Treasury stock (at cost)..................................    (603,723)    (603,723)
                                                              ----------   ----------
  Total shareholders' equity................................     716,217      716,217
                                                              ----------   ----------
TOTAL CAPITALIZATION........................................  $1,338,742   $1,339,877
                                                              ==========   ==========

---------------

(a) Assumes the notes are issued at par and the difference between the net proceeds from this offering and the amount needed to repay the 6% Notes due September 15, 2003 is approximately $1,135,000. This difference would be funded through an increase in our commercial paper borrowings.

(b) The 6% Notes due September 15, 2003 were classified as long-term debt because we had the ability and intent to refinance them on a long-term basis through existing long-term facilities.

               SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA(A)

     The summary historical consolidated financial data presented below should be read in conjunction with our audited financial statements, the accompanying notes and the Selected Financial Data included in our annual report on Form 10-K for the year ended December 31, 2002 and our unaudited condensed consolidated financial statements and the accompanying notes included in our quarterly report on Form 10-Q for the six month period ended June 30, 2003, all of which are incorporated by reference into this prospectus. Certain June 30, 2002 data is derived from our June 30, 2002 quarterly report on Form 10-Q, which is not incorporated by reference into this prospectus.

                                      (IN THOUSANDS, EXCEPT RATIOS, PER SHARE AND EMPLOYEE INFORMATION)
                            AS OF AND FOR THE SIX
                            MONTHS ENDED JUNE 30,              AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                              2003         2002         2002         2001       2000(B)        1999         1998
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
INCOME STATEMENT
  INFORMATION
  Revenues from
    continuing
    operations...........  $1,024,362   $  968,948   $1,976,732   $2,025,163   $1,904,691   $1,649,092   $1,651,502
  Income from continuing
    operations...........      37,924       39,832       88,410       74,642       94,343       86,391      103,285
  Income (loss) from
    discontinued
    operations...........         204          530        1,696       (2,917)       2,460        4,322        4,228
  Net income.............      38,128       40,362       90,106       71,725       96,803       90,713      107,513
FINANCIAL POSITION AND
  CASH FLOW INFORMATION
  Working capital........  $  272,094   $  274,653   $  228,552   $  231,156   $  181,489   $  174,147   $  101,226
  Total assets...........   2,071,237    2,115,741    1,999,297    2,090,766    2,180,948    1,659,823    1,623,581
  Long-term debt.........     622,525      690,103      605,613      720,133      774,448      418,504      309,131
  Total debt.............     649,122      736,215      639,670      762,115      837,473      455,343      363,737
  Depreciation and
    amortization.........      81,492       77,009      155,661      176,531      159,099      135,853      131,381
  Capital expenditures...      62,789       60,020      114,340      156,073      180,048      175,248      159,816
  Cash provided by
    operating
    activities(c)........      90,328       80,403      253,753      240,601      259,448      213,953      189,260
  Cash used by investing
    activities...........     (73,318)     (22,853)     (53,929)    (125,213)    (459,052)    (194,674)    (233,490)
  Cash provided (used) by
    financing
    activities...........     (30,574)     (63,121)    (205,480)     (99,190)     210,746       (8,928)    (134,324)
RATIOS
  Return on sales(d).....         3.7%         4.1%         4.5%         3.7%         5.0%         5.2%         6.3%
  Return on average
    equity(e)............        11.0%        11.3%        12.6%        11.1%        14.4%        13.3%        13.7%
  Current ratio..........       1.6:1        1.6:1        1.5:1        1.5:1        1.3:1        1.4:1        1.2:1
  Total debt to total
    capital(f)...........        47.5%        49.9%        49.8%        52.6%        55.4%        41.2%        34.7%
PER SHARE INFORMATION
Basic   -- Income from
           continuing
           operations....  $      .93   $      .99   $     2.19   $     1.87   $     2.36   $     2.11   $     2.27
        -- Income (loss)
           from
           discontinued
           operations....         .01          .01          .04         (.07)         .06          .11          .09
        -- Net income....         .94         1.00         2.23         1.80         2.42         2.22         2.36
Diluted -- Income from
           continuing
           operations....         .93          .98         2.17         1.86         2.36         2.11         2.25
        -- Income (loss)
           from
           discontinued
           operations....         .01          .01          .04         (.07)         .06          .10          .09
        -- Net income....         .94          .99         2.21         1.79         2.42         2.21         2.34
Book value...............       17.60        18.27        15.90        17.16        16.94        16.22        16.22
Cash dividends
  declared...............        .525          .50       1.0125          .97         .945          .91         .885

                                      (IN THOUSANDS, EXCEPT RATIOS, PER SHARE AND EMPLOYEE INFORMATION)
                               AS OF JUNE 30,                              AS OF DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                              2003         2002         2002         2001       2000(B)        1999         1998
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
OTHER INFORMATION
  Diluted average number
    of shares
    outstanding..........      40,764       40,738       40,680       40,066       40,022       41,017       45,911
  Number of employees....      17,400       18,300       17,500       18,700       19,700       15,700       15,300
  Backlog from continuing
    operations(g)........  $  197,652   $  181,512   $  157,777   $  214,124   $  256,745   $  227,541   $  185,422

---------------

(a) In order to comply with the Financial Accounting Standards Board (FASB) Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," information for June 30, 2002, and the years 2001, 2000, 1999 and 1998 has been reclassified for comparative purposes.

(b) Includes the results of SGB Group Plc since the date of acquisition (June 16, 2000).

(c) Historically our cash from operations generated in the second half of the year is significantly greater than that generated in the first half of the year.

(d) "Return on sales" is calculated by dividing income from continuing operations by sales.

(e) "Return on average equity" for the six months ended June 30, 2003 and 2002 is calculated by dividing annualized income from continuing operations by the six month weighted average equity and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, is calculated by dividing income from continuing operations by the quarterly weighted average equity.

(f) "Total debt to total capital" is calculated by dividing the sum of debt (short-term borrowings and long-term debt including current maturities) by the sum of equity and debt.

(g) Excludes the estimated amount of long-term mill service contracts. Also excludes backlog of the Access Services Segment which is generally not quantifiable due to the nature and timing of the products and services provided.

                            DESCRIPTION OF THE NOTES

GENERAL

     We will issue the notes under an indenture dated as of May 1, 1985 (which was amended by a first supplemental indenture dated as of April 12, 1995) between us and JPMorgan Chase Bank, as trustee; certain terms of the notes are also set forth in a second supplemental indenture (collectively, the "indenture").

     The following section summarizes some, but not all, provisions of the notes and the indenture. We urge prospective investors to read the indenture and the global form of note in their entirety because they, and not this summary, define the rights of holders of the notes. A copy of the indenture is on file with the SEC as Exhibit 4(d) to our registration statement on Form S-3 filed on August 23, 1991 (Reg. No. 33-42389) and a copy of the form of the first supplemental indenture is on file with the SEC as Exhibit 4(f) to our registration statement on Form S-3 filed on December 15, 1994 (Reg. No. 33-56885). A copy of the form of the second supplemental indenture will be filed with the SEC as an exhibit to our current report on Form 8-K contemporaneously with the issuance of the notes. We will provide copies of the indenture (as so supplemented) and the global form of note to prospective investors upon request.

     The indenture for the notes may govern the terms of some of our future indebtedness. The indenture is not limited in dollar amount of indebtedness that may be issued.

BRIEF DESCRIPTION OF THE NOTES

     The notes will:

     - be initially issued in an aggregate principal amount of $150 million;

     - be our general unsecured senior obligations ranking equally with all of our other existing and future senior unsecured indebtedness and senior in right of payment to all of our future subordinated indebtedness;

     - be sold at an issue price of        of their principal amount, plus
       accrued interest, if any, from September   , 2003;

     - pay cash interest at a fixed annual rate of      %, payable semiannually
       in arrears on                and                of each year, commencing
       on        2004;

     - mature on September   , 2013;

     - not be subject to redemption at our option prior to maturity;

     - not be subject to any sinking fund; and

     - not be listed on any securities exchange or included in any quotation system.

     We may, without notice or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. Any such additional notes could be considered part of the same series of notes under the indenture as the notes.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     The notes will be issued as fully-registered securities in book-entry form only and will be represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of, Cede & Co. (DTC's partnership nominee) or such other name as may be requested by DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Such interests may not be exchanged for definitive securities, except in limited circumstances. The notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the security registrar or at the office of any transfer agent designated by us for such purpose, without service charge and upon payment of any taxes and other governmental charges. Such transfer or exchange will be effected on the security register when the security registrar is satisfied with the documents of title and identity of the person making the request. We have appointed the trustee as security registrar and transfer agent with respect to the notes. We may at any time rescind the designation of any such security registrar or transfer agent or approve a change in the location through which any such transfer agent acts, except that we must maintain a transfer agent in each place of payment for the notes. We also may at any time designate additional transfer agents.

PAYMENT AND PAYING AGENTS

     We will make payments of principal of, premium, if any, and interest on, the notes at such place or places of payment through the paying agent or paying agents as we may designate from time to time, except that at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the security register. Payment of interest on the notes on any interest payment date will be made to the person in whose name such notes are registered at the close of business on the regular record date for such interest payment date. The corporate trust office of the trustee in New York City will be designated as a paying agent for payments with respect to the notes. We may change, eliminate or add any designated paying agent, except we must maintain a paying agent in each place of payment for the notes.

     All payments to a paying agent for the payment of the principal of, premium, if any, or interest on, any notes which remain unclaimed at the end of two years after such principal, premium, if any, or interest became due and payable will be repaid to us and the holder of such notes will thereafter look only to us for payment.

BOOK-ENTRY SYSTEM

     Beneficial owners of notes will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner transacted the purchase of notes.

     The deposit of notes with DTC and their registration in the name of Cede & Co. (or another DTC nominee) do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants are responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal of, premium, if any, and interest on, the notes will be paid to Cede & Co., or such other nominee as may be requested by DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or our paying agents on each payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, us or any paying agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal of, premium, if any, and interest on, the notes to Cede & Co. (or other nominee as may be requested by DTC) is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

     DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving us reasonable notice. Under such circumstances, in the event that a successor securities depository is not obtained, definitive note certificates will be printed and delivered to noteholders. We also may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event definitive certificates also will be printed and delivered to noteholders.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, and others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

RESTRICTIVE COVENANTS

     These covenants in the indenture place certain restrictions on us as described below.

     RESTRICTIONS ON CREATION OF SECURED DEBT. We and our restricted subsidiaries cannot create, incur, assume or guarantee any secured debt without equally and ratably securing the notes, except for:

     - purchase money security interests (including those incurred in connection with future construction) and security interests in property acquired by us or a restricted subsidiary which exist at the time such property is acquired;

     - security interests existing on the property, shares or indebtedness of a corporation at the time it becomes a restricted subsidiary;

     - any security interest on property of a corporation existing at the time such corporation is merged into or consolidated with us or a restricted subsidiary;

     - mechanics' and other statutory liens arising in the ordinary course of business;

     - liens for taxes not yet due and for contested taxes against which adequate reserves have been established, and judgment liens if the judgment is being contested and so long as execution thereof is stayed;

     - leases and certain landlords' liens;

     - certain governmental liens arising in connection with contracts or other transactions, including security interests arising in connection with the financing of principal facilities, or in connection with any governmental regulation, privilege or license; and

     - any extension, renewal or replacement of any of the above.

     However, we and our restricted subsidiaries may issue, assume or guarantee secured debt not otherwise permitted without equally and ratably securing the notes if the sum of (a) the amount of such secured debt plus (b) the aggregate value of sale and leaseback transactions (subject to certain exceptions) described below, does not exceed 10% of our consolidated net tangible assets.

     RESTRICTIONS ON SALES AND LEASEBACKS. We and our restricted subsidiaries are prohibited from engaging in any sale and leaseback transaction with respect to any of our principal facilities, unless:

     - we or a restricted subsidiary would be entitled to incur, without the benefit of the exceptions referred to in the first paragraph under "Restrictions on Creation of Secured Debt" above, secured debt equal to the amount realized upon the sale or transfer involved in such transaction without equally and ratably securing the notes; or

     - an amount equal to the value of the property leased is applied to

      -- the purchase or construction of properties, facilities or equipment used for operating purposes; or

      -- the retirement of our funded debt or of any of our restricted subsidiaries other than funded debt owed to us or a restricted subsidiary, provided, however, that the amount to be applied to the retirement of our funded debt shall be reduced by:

        -- the principal amount of any notes delivered within 120 days after such sale or transfer to the trustee for retirement and cancellation; and

        -- the principal amount of funded debt, other than notes, voluntarily retired by us within 120 days after such sale or transfer.

     No retirement referred to above may be effected by payment at maturity.

     RESTRICTIONS ON TRANSFER OF A PRINCIPAL FACILITY TO AN UNRESTRICTED SUBSIDIARY. We and our restricted subsidiaries cannot transfer any principal facility to an unrestricted subsidiary unless, within 120 days of the transfer, we apply an amount equal to the fair value of the principal facility to the retirement of funded debt of ours or any of our restricted subsidiaries other than funded debt owed to us or a restricted subsidiary or the purchase or construction of properties, facilities or equipment used for operating purposes as described in the second alternative under "Restrictions on Sales and Leasebacks" above.

     RESTRICTIONS ON MERGER AND CONSOLIDATION. We cannot merge or consolidate with or into any other corporation or sell, convey or lease our property as an entirety, or substantially as an entirety, to another corporation unless immediately after such transaction the successor corporation, if not us:

     - is organized and exists under the laws of the United States or a State thereof;

     - expressly assumes by supplemental indenture the payment of principal of, premium, if any, and interest on, all notes and the performance and observance of all our covenants and conditions in the indenture; and

     - there is no default in the performance or observance of any of our covenants and conditions in the indenture.

     No such merger, consolidation, sale, conveyance or lease may be consummated if, as a result thereof, any principal facility would become subject to a security interest, unless either:

     - the notes are, prior to such transaction, equally and ratably secured; or

     - such security interest would be permitted as described under "Restrictions on Creation of Secured Debt" above.

     The indenture does not contain any other covenant that restricts our ability to merge or consolidate with any other corporation, sell or convey all or substantially all of our assets to any person, firm or corporation or otherwise engage in restructuring transactions. Further, the indenture does not contain any provisions that would provide protection to holders of notes against a sudden and dramatic decline in our credit quality resulting from a takeover, recapitalization or similar restructuring.

EVENTS OF DEFAULT

     The following constitute events of default with respect to the notes:

     - default in the payment of any interest when due which continues for 30 days;

     - default in the payment of principal of, or premium, if any, when due;

     - failure to perform any other covenant or agreement contained in the indenture which continues for 60 days after written notice by the trustee or the holders of not less than 25% in aggregate principal amount of notes;

     - acceleration of the maturity of any of our indebtedness aggregating more than $20,000,000 under the terms of an instrument or instruments under which such indebtedness is issued or secured, if any such acceleration is not annulled within ten business days after written notice by the trustee or the holders of not less than 25% in aggregate principal amount of notes; and

     - certain events of bankruptcy, insolvency or reorganization.

     If an event of default with respect to the notes occurs and continues, the trustee or the holders of not less than 25% in aggregate principal amount of notes may declare all the notes due and payable immediately, but such declaration may in certain circumstances be annulled, and certain past defaults waived, by holders of not less than a majority in aggregate principal amount of notes. The trustee must give notice to holders of the occurrence of defaults but may withhold notice to holders of any default (except in payment of principal of, premium, if any, or interest on, the notes) if the trustee considers it in the interest of the holders to do so. The trustee has the duty during an event of default to act with the required standard of care.

     The holders of a majority in aggregate principal amount of notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercise any trust or power conferred on the trustee with respect to the notes. The right of a holder of any note to institute a proceeding with respect to the indenture is subject to certain conditions precedent including notice and indemnity to the trustee, but the holder has an absolute right to the receipt of principal of, premium, if any, and interest on, the note at its maturity or to institute suit for enforcement.

MODIFICATIONS AND WAIVER

     We and the trustee may modify and amend the indenture with the consent of the holders of not less than a majority in principal amount of each outstanding debt security affected thereby (including the notes and all other debt securities issued under the indenture); provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

     - change the stated maturity date of the principal amount of, or any installment of principal of or interest on, such security;

     - reduce the principal amount of, or the premium, if any, or interest on, such security;

     - reduce the amount of principal of any discount security payable upon acceleration of its maturity;

     - change the place or currency of payment of principal of, or premium, if any, or interest on, such security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any security on or after its maturity; or

     - reduce the percentage in principal amount of outstanding securities, the consent of the holders of which is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

     The holders of not less than a majority in aggregate principal amount of notes may, on behalf of the holders of all notes, waive compliance by us with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of notes may, on behalf of the holders of all notes, also waive any past default under the indenture, except a default in the payment of the principal of, premium, if any, or interest on, the notes or in respect of any provision which under the indenture cannot be modified or amended without the consent of all the affected holders of notes.

DISCHARGE OF THE INDENTURE

     If and when we have:

     - delivered all authenticated notes to the trustee for cancellation; or

     - deposited irrevocably with the trustee, in trust, cash funds or government obligations, the principal of and interest on which when due will, together with any cash funds set aside at the same time and without the necessity for further investment or reinvestment of the principal amount of or interest from such government obligations or of such cash funds, provide funds sufficient to pay at maturity the principal of, premium, if any, and interest on, the outstanding notes; and

     - obtained an opinion of counsel to the effect that such deposit will not alter the tax liabilities of holders of notes or cause the recognition of income, gain or loss by such holders for federal income tax purposes;

and, in either case, we have paid all other sums payable under the indenture with respect to the notes, then, except as provided below, the indenture and our obligations thereunder shall cease to be of further effect with respect to the notes, and at our written request, the trustee will execute proper instruments acknowledging the satisfaction of and discharge of the indenture; provided that, so long as any notes remain outstanding, the indenture shall continue in effect following such discharge with respect to rights of registration of transfer, exchange or replacement of notes, rights to receive payment of the principal thereof, premium, if any, and interest thereon, certain of our other obligations under the indenture, and correlative rights and responsibilities of the trustee.

COVENANT DEFEASANCE

     We shall cease to be under any obligation to comply with any covenants under the indenture if:

     - we deposit with the trustee, in trust, (i) U.S. dollars, (ii) U.S. government securities which through the payment of interest thereon and principal thereof in accordance with their terms will provide, not later than one day before the due date of any payment under the notes, U.S. dollars, or (iii) any combination of the above, in each case, in an amount sufficient to pay all installments of principal of, premium, if any, and interest on, the notes on the dates such payments are due in accordance with the terms of the notes;

     - we have paid or caused to be paid all other sums payable with respect to the notes at the time outstanding;

     - the deposit will not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound;

     - no event of default or event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing on the date of such deposit;

     - we have delivered to the trustee an opinion of counsel to the effect that the trust resulting from the deposit, defeasance and discharge will not constitute, or is registered as, an investment company under the Investment Company Act of 1940, as amended; and

     - we have delivered to the trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent in the indenture relating to such defeasance have been complied with.

     However, notwithstanding such defeasance, all of our other obligations in the indenture including, without limitation, our primary liability for the payment of the principal of, premium, if any, and interest on, all notes shall survive until the payment of all such principal, premium, if any, and interest has been made.

TITLE TO NOTES

     We and the trustee may treat the registered holder of any note as the absolute owner thereof (whether or not the note shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

REPLACEMENT OF NOTES

     Any mutilated note will be replaced by us at the expense of the holder upon surrender of such note to the trustee. Any notes that become destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to the trustee of evidence of such destruction, loss or theft satisfactory to us and the trustee. In the case of a destroyed, lost or stolen note, an indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

CONCERNING THE TRUSTEE

     The trustee is JPMorgan Chase Bank. JPMorgan Chase Bank has had a banking relationship with us for many years, and has been, and may from time to time be, a lender pursuant to an existing revolving credit agreement or otherwise. The indenture contains limitations on the right of the trustee, as our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of such claims as security or otherwise. In addition, the trustee may be deemed to have a conflicting interest and be required to resign as trustee if at the time of a default under the indenture the trustee is our creditor.

     The Trust Indenture Act also would require JPMorgan Chase Bank to resign as trustee within 90 days of any default which has not been cured or waived, if within one year prior to such default an affiliate of JPMorgan Chase Bank was an underwriter of any of our securities outstanding at the time of such default. J.P. Morgan Securities Inc., an affiliate of JPMorgan Chase Bank, is one of the underwriters of the notes being offered.

GOVERNING LAW

     The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

     "consolidated net tangible assets" means:

     - the aggregate amount of assets (less applicable reserves and other properly deductible items) appearing on our consolidated balance sheet except goodwill and similar intangible assets, less

     - our consolidated current liabilities (subject to certain exceptions).

     "funded debt" means all indebtedness for money borrowed maturing more than one year from the date of our most recent consolidated balance sheet or maturing less than one year but by its terms being renewable or extendible beyond one year from such date at our option.

     "government obligations" means direct obligations of, obligations for the timely payment of principal of and interest on, or obligations which are unconditionally guaranteed by, the United States and which are not by their terms, callable.

     "principal facility" means any of our or our restricted subsidiaries' manufacturing plants, warehouses, office buildings or other operating facilities, owned on or acquired after May 1, 1985, other than any such facility which our board of directors deems not to be of material importance to the business conducted by us and our subsidiaries, taken as a whole.

     "restricted subsidiary" means:

     - any subsidiary other than an unrestricted subsidiary; and

     - any subsidiary which was an unrestricted subsidiary but which has been or is designated by our board of directors after the date of the indenture to be a restricted subsidiary.

     "sale and leaseback transaction" means any sale or transfer of any principal facility in full operation for more than 120 days prior to such sale or transfer if the sale or transfer is made with the intention of, or as part of an arrangement involving, the lease of such property to us or a restricted subsidiary (except a lease for a period not exceeding 36 months with the intention that the use of such property by us or such restricted subsidiary will be discontinued on or before the expiration of such period).

     "secured debt" means indebtedness of ours or a restricted subsidiary for borrowed money (other than our indebtedness to a restricted subsidiary, the indebtedness of a restricted subsidiary to us or the indebtedness of a restricted subsidiary to another restricted subsidiary) on which, by the terms of such indebtedness, interest is paid or payable, which:

     - is secured by a security interest in any principal facility or in the stock or indebtedness of a restricted subsidiary; or

     - in the case of our indebtedness, is guaranteed by a restricted subsidiary.

     "subsidiary" means any corporation of which we, directly or indirectly, own voting securities entitling us to elect a majority of the directors.

     "unrestricted subsidiary" means:

     - any subsidiary acquired or organized after the date of the indenture, provided that such subsidiary is not a successor, directly or indirectly, to any "restricted subsidiary";

     - any subsidiary the principal business and assets of which are located outside the United States, its territories and possessions; and

     - any subsidiary substantially all the assets of which consist of stock or other securities of a subsidiary or subsidiaries of the character described immediately above;

in each case unless and until such subsidiary or subsidiaries shall have been designated to be a "restricted subsidiary".

     "U.S. government securities" means securities that are direct obligations of the United States for the payment of which its full faith and credit is pledged or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States, which, in either case above are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. government security or a specific payment of interest on or principal of any such U.S. government security held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. government security evidenced by such depository receipt.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies may also be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on operation of the public reference facilities. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically with the SEC.

     Such reports, proxy statements and other information concerning us may also be inspected at the offices of the following exchanges on which our common stock is listed under the ticker symbol "HSC": the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005; the Boston Stock Exchange, Inc., 100 Franklin Street, Boston, MA 02110; the Pacific Exchange Inc., 115 Sansome Street, San Francisco, CA 94104; and the Philadelphia Stock Exchange, 1900 Market Street, Philadelphia, PA 19103.

                           INCORPORATION BY REFERENCE

     We are "incorporating by reference" into this prospectus certain information that we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the following documents, each of which we previously filed with the SEC and contains important information about us and our operations and financial condition:

     - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including all material incorporated by reference therein; and

     - Our Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2003 and June 30, 2003.

     All reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, from the date of this prospectus to the completion of the offering of the notes shall also deemed to be incorporated herein by reference and will automatically update and supersede information in this prospectus.

     Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

                                Harsco Corporation
                                 P.O. Box 8888
                            Camp Hill, PA 17001-8888
                           Attn: Corporate Secretary
                           Telephone: (717) 763-7064

     Our Internet website is http://www.harsco.com. Through this Internet website (in the "Investor Information" link) we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after these reports are electronically filed with or furnished to the SEC. We also will provide investors in the notes, at their request, and at no cost, with copies of the indenture under which the notes will be issued, together with the form of global note. Other exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes, but does not purport to be a complete analysis of all the potential tax consequences that may be material to an investor based on such investor's particular tax situation. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (Code), the applicable Treasury Regulations, promulgated or proposed thereunder (Treasury Regulations), judicial authority and current administrative rulings and practice as of the date of this prospectus. All of those authorities are subject to change, possibly on a retroactive basis, or differing interpretation, so as to result in United States federal income tax consequences different from those discussed below.

     This summary deals only with initial beneficial owners of notes that will hold such notes as "capital assets," within the meaning of Section 1221 of the Code, and does not address tax consequences applicable to U.S. holders that may be subject to special tax rules, such as financial institutions, tax-exempt organizations, expatriates, pension funds, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or foreign currencies, traders that elect to mark-to-market their securities, persons liable for the alternative minimum tax, persons that will hold notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction for tax purposes, persons who hold notes through a partnership or other pass-through entity (including an entity that is disregarded as separate from its owner for U.S. federal income tax purposes), or persons that have a "functional currency" other than the U.S. dollar (except as disclosed below in respect of Non-U.S. Holders). This summary discusses the tax consequences applicable to holders who purchase the notes at their "issue price" as defined in Section 1273 of the Code (i.e., the first price at which a substantial portion of the notes is sold to the public).

     This discussion does not address the effect of any applicable state, local or foreign tax laws, and except where noted, the U.S. federal estate, gift or alternative minimum tax consequences, if any, to a holder of the notes. In addition, special rules may apply to certain Non-U.S. Holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid federal income tax, or in certain circumstances, United States expatriates. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

     As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons, as defined in
Section 7701(a)(30) of the Code, having the authority to control all substantial decisions of the trust, or (b) has properly elected under applicable Treasury Regulations to be treated as a U.S. person.

     If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding the notes should consult their tax advisors.

     As used herein, the term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

PAYMENT OF INTEREST

  U.S. HOLDERS

     Stated interest on a note generally will be includible in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.

  NON-U.S. HOLDERS

     Subject to the discussion below of "backup withholding," interest paid on the notes to a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding obligations under the "portfolio interest" exception if:

     (1) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder;

     (2) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

     (3) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership; and

     (4) (a) the Non-U.S. Holder, under penalty of perjury, certifies that he, she or it is not a U.S. person (as defined in Section 7701(a)(30) of the Code) and provides his, her or its name and address (which certification may be made on the applicable IRS Form W-8 (or successor form)) or (b) the Non-US Holder holds its notes through certain foreign intermediaries or certain foreign partnerships and the certification requirements of applicable Treasury Regulations are satisfied.

     The certification described in clause 4 above may also be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the IRS and certain other conditions are met. A holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, unless the interest is effectively connected with the conduct of a U.S. trade or business of the holder or a lower treaty rate applies and, in either case, the Non-U.S. Holder provides us with proper certification on the applicable IRS Form W-8 (or successor form) as to the holder's exemption from withholding. If the interest is effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder (or, if required by an applicable treaty, is attributable to a permanent establishment), it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally. In addition, with respect to corporate holders and under certain circumstances, a Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the U.S. trade or business. For this purpose, interest will be included in the earnings and profits of such foreign corporation. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

SALE OR EXCHANGE OF THE NOTES

  U.S. HOLDERS

     Upon the sale, exchange or redemption of a note, a U.S. Holder generally will realize and recognize capital gain or loss equal to the difference, if any, between the amount realized on the sale or exchange and the U.S. Holder's adjusted tax basis in such note. For these purposes, the amount realized on the sale or exchange of the notes is equal to the amount of cash plus the fair market value of any other property received, but does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. A U.S. Holder's adjusted tax basis in a note generally will be the U.S. dollar value of the purchase price of such note on the date of purchase. Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale or exchange, the note was held for more than one year. The deductibility of net capital losses is subject to limitations.

  NON-U.S. HOLDERS

     Subject to the discussion below of "backup withholding," a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on the gain realized on the sale or exchange of a note, unless:

     (1) the gain is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder (or, if required by an applicable treaty, is attributable to a permanent establishment);

     (2) in the case of an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the year of such sale or exchange and certain other requirements are met; or

     (3) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

     An individual Non-U.S. Holder described in (1) above will be subject to U.S. federal income tax on the net gain derived from the sale generally at the rates applicable to long-term capital gains, provided that such holder has held the note for more than one year. An individual Non-U.S. Holder described in (2) above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. A Non-U.S. Holder that is a foreign corporation and is described in (1) above will be subject to tax on gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at 30% rate or lower rate if so specified by an applicable income tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  U.S. HOLDERS

     A U.S. Holder of notes may be subject to "backup withholding" with respect to certain "reportable payments" including interest payments and, under certain circumstances, principal payments on the notes and certain other consideration received upon the exchange of a note. These "backup withholding" rules apply if the U.S. Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (TIN) certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding.

     A U.S. Holder who does not provide us with its correct TIN may also be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability. "Backup withholding" will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemption from "backup withholding" is properly established. We will report to U.S. Holders and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

  NON-U.S. HOLDERS

     Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of any interest paid to, and tax withheld with respect to, such holder, regardless of whether any tax was actually withheld on such payments. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated.

     Under current Treasury Regulations, "backup withholding" and the related information reporting requirements will not apply to payments made by us (or our agent) to a Non-U.S. Holder if the Non-U.S. Holder provides a statement described above in (4) under "Payment of Interest -- Non-U.S. Holders" (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not, in fact, satisfied) or otherwise establishes an exemption.

     The payment of the proceeds on the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, in some circumstances, "backup withholding," unless the owner provides the certification described above in (4) under "Payment of Interest -- Non-U.S. Holders" (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not, in fact, satisfied) or otherwise establishes an exemption.

                                  UNDERWRITING

     Citigroup Global Markets Inc., J.P. Morgan Securities Inc., The Royal Bank of Scotland plc, SunTrust Capital Markets, Inc. and Wachovia Capital Markets, LLC are acting as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                                  PRINCIPAL
UNDERWRITER                                                    AMOUNT OF NOTES
-----------                                                    ---------------
Citigroup Global Markets Inc. ..............................
J.P. Morgan Securities Inc. ................................
The Royal Bank of Scotland plc..............................
SunTrust Capital Markets, Inc. .............................
Wachovia Capital Markets, LLC...............................
                                                                ------------
  Total.....................................................    $150,000,000
                                                                ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus and some of the notes to dealers at the public offering price less a concession not
to exceed      % of the principal amount of the notes. The underwriters may
allow, and dealers may reallow a concession not to exceed      % of the
principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

     Each underwriter has represented, warranted and agreed that:

     - it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any notes included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

     - it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes included in this offering in, from or otherwise involving the United Kingdom.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                               PAID BY HARSCO
                                                               --------------
Per note....................................................              %

     In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     We have agreed that, from the date of this prospectus to the date of delivery, we will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by us.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $160,000.

     The underwriters have performed investment banking, commercial banking (including commercial lending) and/or advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. JPMorgan Chase Bank, an affiliate of one of the underwriters, is the trustee for the notes.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     The validity of our notes will be passed upon for us by Kirkpatrick & Lockhart LLP, New York, New York. Certain legal matters in connection with the offering of the notes will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                  $150,000,000

                               HARSCO CORPORATION

                                 % SENIOR NOTES DUE 2013

                           [HARSCO CORPORATION LOGO]

                                  ------------

                                   PROSPECTUS
                               SEPTEMBER   , 2003

                                  ------------

                                   CITIGROUP
                                    JPMORGAN
                           THE ROYAL BANK OF SCOTLAND
                           SUNTRUST ROBINSON HUMPHREY
                              WACHOVIA SECURITIES

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